Russell Investments Financial Services, LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	23,124,430
Distribution fees receivable		1,854,892
Prepaid expenses and other		564,264
Deferred income taxes		15,459,959
Fixed assets, net		350,050
Total assets	$	41,353,595
Liabilities and Member's Equity		
Liabilities		
Distribution fees payable	$	4,003,241
Administrative fees payable		7,178,547
Compensation payable		1,982,917
Due to affiliates		2,527,082
Accrued expenses and other liabilities		2,331,220
Incentive compensation liabilities		521,427
Total liabilities		18,544,434
Commitments, guarantees and contingencies (Notes 8, 10 and 11)		
Member's equity		
Member's equity	$	19,967,828
Retained earnings		2,841,333
Total member's equity		22,809,161
Total liabilities and member's equity	$	41,353,595

The accompanying notes are an integral part of these financial statements.